





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2018 (MM/DD/YY) AND ENDING 10/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George K. Baum & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza Colonnade, 4801 Main Street, Suite 500
(No. and Street)

Kansas City	Missouri	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dana L Bjornson, EVP & Chief Financial Officer — 816-474-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Dana L Bjornson__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __George K. Baum & Company__ , as of __October 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

EVP & Chief Financial Officer
_____
Title



_____
Notary Public

MYKEL WILLIAMS
NOTARY PUBLIC-NOTARY SEAL
STATE OF MISSOURI
JACKSON COUNTY
MY COMMISSION EXPIRES 5/28/2023
COMMISSION # 19527780

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

George K. Baum & Company
October 31, 2019
With Report of Independent Registered Public Accounting Firm

George K. Baum & Company

Statement of Financial Condition

October 31, 2019

Contents

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
George K. Baum & Company
Kansas City, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of George K. Baum & Company (the "Company") as of October 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

BKD, LLP

We have served as the Company's auditor since 2013.

Kansas City, Missouri
December 20, 2019

PRAXITY
Empowering Business Globally

George K. Baum & Company
Statement of Financial Condition
October 31, 2019

Assets		
Cash and cash equivalents	$ 45,027,395	
Restricted cash	500,000	
		45,527,395
Escrow receivable, net		7,136,297
Prepaids and other assets		1,752,823
Total assets		$ 54,416,515
Liabilities and stockholder's equity		
Payables to customers		207,890
Accrued discontinued operations liabilities		1,147,624
Accrued compensation and benefits		3,856,222
Other liabilities and accrued expenses		1,328,945
		6,540,681
Stockholder's equity		47,875,834
Total liabilities and stockholder's equity		$ 54,416,515

See Notes to Statement of Financial Condition

George K. Baum & Company
Notes to Statement of Financial Condition
October 31, 2019

1. Organization

George K. Baum & Company (the Company) is a wholly owned subsidiary of George K. Baum Holdings, Inc. (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, which serves as the Company's self-regulatory organization. The Company is an underwriter of tax-exempt securities and also provides a range of investment banking services.

2. Discontinued Operations

On August 9. 2019, the Company entered into an asset purchase agreement with Stifel, Nicolaus & Company, Incorporated (Stifel), whereby Stifel would purchase substantially all the assets of the Company. The transaction closed on September 27, 2019. The Company filed a Broker Dealer Withdrawal Form with FINRA on November 1, 2019, and the termination will become effective when notice has been received from FINRA.

3. Significant Accounting Policies

Revenue Recognition

On November 1, 2018, the Company adopted Accounting Standards Update (ASU) 2014-09 *Revenue from Contracts with Customers: Topic 606*, which created a single framework for recognizing revenue from contracts with customers that fall within its scope. The Company adopted the standard using the modified retrospective transition method. There were no cumulative effect adjustments as a result of adoption, as the Company's previous revenue recognition policies generally conformed to the Topic 606.

Underwriting revenues are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Deal expenses are presented on a gross basis in the statement of operations, rather than the previous method of netting deal expenses for completed underwriting transactions.

Principal transactions and the related expenses are recorded on a trade-date basis. Topic 606 does not apply to principal transactions.

Financial advisory fees are recognized at a point in time when the related transaction is completed, as the performance obligation is the closing date of a transaction or the contract is cancelled. Deal expenses are presented on a gross basis in the statement of operations, rather than the previous method of netting deal expenses for completed underwriting transactions.

Distribution agent and administration revenues are earned when the Company enters into arrangements with customers to act as the distribution agent or administration agent over funds or trusts (accounts) The Company's performance obligation is typically performed over the life of the accounts. Fees are charged based on the value of assets held in the accounts. Fees are charged

3

either in advance based on fixed rates applied to the value of the accounts or periodically based on contracted rates. Contracts can be terminated at any time with no incremental payments due upon termination. If the contract is terminated by the account holder, fees are prorated for the period and fees charged for the post termination period are refundable to the accounts.

Commissions are mainly comprised of 12b-1 fees and are recorded in the period in which they are earned.

Cash, Cash Equivalents & Restricted Cash

Cash and cash equivalents represent amounts on deposit with various financial institutions and investments in money market mutual funds. At October 31, 2019, the Company's cash accounts exceeded federally insured limits by approximately $46,213,000. Pursuant to Rule 15c3-3 of the SEC, the Company maintains special reserve bank accounts for the benefit of customers and proprietary accounts of broker-dealers. At October 31, 2019, restricted cash of $500,000 has been segregated into these accounts.

Escrow Receivables, Net

Escrow receivables are amounts contractually due in the future from the sale of the business. The amount is recorded as the present value (utilizing the daily treasury yield curve rate, commensurate with the periods) of the following amounts due to the Company: $250,000 in January 2020; $2,225,000 in April 2021; and $5,000,000 in October 2025.

Prepaids and Other Assets

Prepaids and other assets consist principally of other receivables, deposits with clearing organizations and prepaid expenses.

Income Taxes

The Parent is an S corporation for income tax purposes, and the Company is treated as a Qualified Subchapter S Subsidiary. As an S corporation, the income tax due on the taxable income of the Company is the obligation of the stockholders of the Parent.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events and transactions that have occurred after the statement of financial condition date through December 20, 2019, which is the date the financial statements were issued, for potential recognition or disclosure. On November 1, 2019, the Company filed to withdraw its registration as a broker-dealer with FINRA. On December 5, 2019, the Company paid a dividend of $25,000,000 to the Parent. No other events or transactions were identified requiring further recognition or disclosure.

Fair Value Measurements

Accounting Standards Codification (ASC) 820-10, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 also requires expanded disclosure of instruments carried on the statement of financial condition at fair value. These disclosures define a hierarchy based on the nature and observability of inputs used and require a fair valuation that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are those that market participants use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available under the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds and bank certificates of deposit.

Level 2 – Valuations are based on quoted prices for identical or similar instruments in less-than-active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The observable assumptions for the valuation techniques can include contractual cash flows, benchmark yields, and credit spreads to determine fair value. The types of assets and liabilities that are categorized by the Company as Level 2 generally include U.S. government agency mortgage-backed securities, most state and local municipal bonds, corporate obligations, and derivative financial instruments consisting of mortgage-backed to-be-announced contracts.

Level 3 – Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability. The types of assets and liabilities that are categorized by the Company as Level 3 would generally include certain high-yield corporate debt and securities with inactive markets.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. See Note 8 for further discussions and disclosures related to Fair Value Measurements.

4. Employee Benefits

The Company provides a defined contribution 401(k) profit-sharing plan for all full-time employees. The Company's matching contribution consists of both formula-based and discretionary amounts.

5. Lease Obligations

The Company is obligated to pay rent for office space under operating leases with monthly rental payments. Rent is expensed on a straight-line basis over the term of the respective leases. As part of the sale of assets, Stifel also assumed all of the Company's obligations under its existing office leases.

6. Commitments and Contingencies

The Company is a party to certain financial instruments and contracts with off-balance-sheet risk in the normal course of principal trading, securities underwriting, and clearance of securities transactions. These financial instruments involve elements of market risk whose ultimate obligation may exceed the amount recognized in the statement of financial condition.

As a securities broker-dealer, the Company maintains margin and cash security accounts for its customers and may extend credit to its customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

The Company seeks to minimize off-balance-sheet risks and credit risks through a variety of reporting and control procedures. Among the policies of the Company to address these risks, besides maintaining collateral in compliance with regulatory and internal requirements, are the setting and monitoring of credit limits for customers and other brokers with which it conducts significant transactions and ongoing monitoring of market exposure and counterparty risk.

In the ordinary course of business, the Company is involved, from time to time, in examinations, investigations and reviews by government agencies and its self-regulatory organization regarding

the Company's business. These reviews do not currently involve any actual or threatened direct claims against the Company.

7. Short-Term Bank Borrowings

In the ordinary course of business, the Company borrows funds under bank uncommitted lines of credit. Short-term borrowings are secured by Company-owned securities and are payable on demand. Interest is charged at fluctuating rates tied to the daily federal funds rate. Under these lines of credit, the Company had no outstanding borrowings at October 31, 2019.

8. Fair Value of Financial Instruments

The following table presents information about the Company's financial instruments measured at fair value in accordance with ASC 820-10, as of October 31, 2019:

	Level 1	Level 2	Level 3
Assets			
Securities owned:			
Money market mutual funds	$ 44,500,000	$ –	$ –

There were no transfers of assets or liabilities between levels for the year ended October 31, 2019. There were no purchases or sales of Level 3 assets or liabilities for the year ended October 31, 2019.

The fair value of all other financial instruments reflected in the statement of financial condition, consisting primarily of receivables from and payables to broker dealers, clearing organizations and customers, short-term bank borrowings, and subordinated liabilities, approximate their carrying value.

9. Related-Party Transactions

The Company performs certain administrative services for affiliated entities for which it receives a monthly cost reimbursement. The Company paid an investment banking fee to its affiliate George K. Baum Capital Advisors to advise it on the sale of the business.

10. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000.

George K. Baum & Company
Notes to Statement of Financial Condition
October 31, 2019

At October 31, 2019, the Company had net capital of $38,824,496 which was $38,574,496 in excess of the required net capital. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC and other regulatory bodies.